[Company Letterhead]

September 11, 2008

BY EDGAR AND FEDEX

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Re:	eLoyalty Corporation

Form 10-K for the year ended December 29, 2007

Filed on March 12, 2008

File No. 000-27975

Dear Ms. Gowetski:

Set forth below are the responses of eLoyalty Corporation (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated August 13, 2008, relating to the Company’s Schedule 14A filed on April 8, 2008. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Ms. Jennifer Gowetski

September 11, 2008

Schedule 14A filed April 8, 2008

Compensation Discussion and Analysis

Bonuses

Comment No. 1

We note your disclosure that bonus amounts are based on specific performance goals and that, in 2007, you attained approximately 65% of these goals. In future filings please quantify the performance goals, the actual performance results and provide an analysis of how this impacted the actual bonus amounts paid to each named executive officer. If you believe some or all of this disclosure would cause you competitive harm, please provide us with additional information specifically detailing your competitive harm analysis. Refer to Instruction 4 to Item 402(b) of Regulation S-K. Please advise us regarding how you intend to revise this disclosure in the future.

Response:

For 2007 annual bonuses, which were paid in shares of the Company’s common stock, the Company did not determine bonus amounts based on a formulaic approach relating to achievement of specified threshold or target levels of performance. In fact, several of such goals were subjective in nature and not susceptible to quantitative measure. Progress toward the primary and secondary goals identified in the Company’s proxy statement was measured during the year and the relative weighting of such goals was subject to change as circumstances warranted. After the end of the year, the Compensation Committee and the Chief Executive Officer reviewed overall Company performance and subjectively weighted performance in each of the Company’s primary and secondary goal areas to determine that the Company had attained approximately 65% of its goals. The 65% figure is, in part, the result of quantitative analysis but primarily reflects the Compensation Committee’s subjective judgment. The Company did not disclose specific threshold levels of performance for the performance measures because no such threshold levels existed. The Company did not disclose specific target levels of performance for the performance measures because no single quantitative target was material to a determination of the bonus amounts.

In future filings, the Company will provide additional detail and analysis of how Company performance in each goal area impacted the actual bonus amounts paid to each named executive officer.

Additionally, in future filings, if the Company sets specific quantitative levels of performance goals that are material to a determination of bonus amounts, the Company will quantify the bonus performance goals to the extent that the disclosure of such quantitative goals would not result in competitive harm to the Company.

Ms. Jennifer Gowetski

September 11, 2008

Comment No. 2

You state on page 30 that the amount of bonus shares paid to each named executive officer depends on the attainment of corporate goals and then each executive’s quartile ranking, depending upon his or her individual performance. Please revise your disclosure in future filings to provide additional detail and analysis of how individual performance contributed to actual compensation for the named executive officers and tell us how you intend to comply. For example, disclose the individual executive performance goals for each named executive officer, as applicable, and discuss whether the named executive officers achieved these individual executive performance goals. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

In future filings, the Company will provide additional detail and analysis of how individual performance contributed to the compensation of its named executive officers, as applicable. For example, the Company will provide additional detail regarding the determination of the executives’ quartile rankings based on individual performance, as applicable. The Company will also disclose individual performance goals for each named executive officer that are taken into account in determining such executive’s compensation, as applicable, and will discuss whether such goals were achieved.

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As requested in your letter, eLoyalty Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call me at (847) 582-7020.

Respectfully submitted,

/s/ Steven H. Shapiro
Steven H. Shapiro
Vice President, General Counsel &
Corporate Secretary

cc:	Byron Cooper

Christopher Min